Filed Pursuant to Rule 424(b)(3) Registration No. 333-135742

PROSPECTUS

682,800 Ordinary Shares

          This prospectus relates to the resale from time to time of up to 682,800 ordinary shares that have been issued or are issuable to the selling shareholders, as follows:

•	in connection with the InSeal SAS transaction (as described in this prospectus):

• 243,800 ordinary shares issued to certain selling shareholders as payment of a portion of the consideration in the transaction;

• 180,000 ordinary shares issuable upon exercise of warrants granted to certain selling shareholders in connection with the transaction;

• 30,000 ordinary shares issuable upon exercise of warrants granted to a selling shareholder as payment for legal services performed in connection with the transaction; and

• 10,000 ordinary shares issued to a selling shareholder as payment of the consulting fee in connection with the transaction;

•	200,000 ordinary shares issued to a selling shareholder as payment of the consideration in the InterCard transaction (as described in this prospectus);

•	12,000 ordinary shares issued to a selling shareholder as payment of the consideration in the Easy Park transaction (as described in this prospectus);

•	3,000 ordinary shares issued to certain selling shareholders as payment for the performance of certain third-party services to the company; and

•	an additional 4,000 ordinary shares issued to certain selling shareholders as payment for the performance of certain third-party services to the company.

          We will not receive any proceeds from sales of the ordinary shares offered pursuant to this prospectus, but we will receive the proceeds from the exercise of warrants. The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the ordinary shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

          The selling shareholders and any agent or broker-dealer that participates with the selling shareholders in the distribution of the ordinary shares may be considered “underwriters” within the meaning of the Securities Act of 1933 and, in that event, any commissions received by them and any profit on the resale of the shares may be considered underwriting commissions or discounts under the Securities Act of 1933.

          Our ordinary shares are listed for quotation on the Nasdaq National Market under the symbol “OTIV.” On July 20, 2006, the closing sale price of our ordinary shares on the Nasdaq National Market was $11.00 per share. You are urged to obtain the current market quotations for our ordinary shares.

          Investing in our ordinary shares involves a high degree of risk. See the section captioned “Risk Factors” beginning on page 6.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 21, 2006.

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PROSPECTUS SUMMARY

          This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before buying ordinary shares in this offering. You should carefully read this entire prospectus, including each of the documents incorporated herein by reference, before making an investment decision.

Our Company

          Since our incorporation in 1990, we have designed, developed and sold contactless microprocessor-based smart card products. Because our cards contain microprocessors, they can store and process information and run multiple applications. Our cards are referred to as “contactless” because they do not require physical contact with a card reader, as power and data are transferred to a card through a magnetic field generated by a card reader. Our products combine the benefits of both microprocessors and contactless cards. We believe that we are one of the first companies to deploy contactless microprocessor-based smart card products for commercial use. In addition to contactless microprocessor-based smart cards, we also sell products that are based on other card technologies.

          We focus on the development of our core technologies and our OTI Platform-based products. We currently offer three lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three complete system product lines include:

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Micropayments Solutions: we offer financial institutions a cashless system and loyalty program to replace cash, which includes the PayPass system that we are installing for MasterCard, our EasyPark system and our mass transit payment system;

•

Petroleum Systems: OTI’s EasyFuel is a wireless, cashless, cardless, and paperless fuel management and petroleum solution which includes both our gasoline management system, or GMS, and our EasyFuel systems; and

•	Smart ID Solutions: OTI’s solutions for credentialing, identifying and verifying individuals combine the capability to support biometric identification with the portability of smart cards.

          Substantially all of our contactless microprocessor-based products are based on a common platform which we refer to as the OTI Platform. The OTI Platform combines our patented technologies and consists of our smart cards, our smart card readers, software that enables the development of applications for the smart card and a communications technology that ensures that the transmission of data to and from the card is secure and reliable. The OTI Platform can be customized to support a large number of applications, such as credit and debit card functions, identification and loyalty programs. The OTI Platform has been deployed in different markets, such as petroleum, mass transit and e-passport/national ID, and is being developed for other markers, such as medical services. For some markets, we have developed extensively customized hardware and software systems based on our OTI Platform, such as the petroleum payment and management solution for fleet managers and an electronic parking payment system.

          Our products offer the following benefits:

•	the information stored on a card and transferred between the card and the reader is secure;

•	our products provide for a reliable transfer of information to and from a card;

•	our cards are durable, easy to use and take a variety of forms, including credit card size solutions, key chains, tags, stickers and wristwatches;

•	our products are easy to install and maintain;

•	our products enable the transition from other card technologies to our contactless microprocessor-based technology; and

•	our products support multiple, independent applications on the same card.

          We intend to enhance our position in the design and development of contactless microprocessor-based smart card products by developing new applications for our technology. We also intend to enter new markets, either alone or through relationships with other parties, such as MasterCard International and BP (formerly known as British Petroleum), and we aim to generate additional revenues from transaction fees and ongoing payments for customer support.

          We market our technologically advanced products through our global network of subsidiaries and strategic relationships. Our sales and marketing efforts are directed from our U.S. subsidiary, OTI America, Inc., located in Fort Lee, New Jersey, and carried out through our subsidiaries in Israel, America, Europe, Africa and the Far-East.

The Transactions

The InSeal Transaction

          On May 11, 2006, pursuant to a share contribution agreement by and among Messrs. Fabien Franceschini, Philippe Frémy, Gilles Dumortier, Bruno Charrat and Jean-Pierre Enguent, OTI and InSeal SAS, or “InSeal,” we completed the acquisition of InSeal for total aggregate consideration of 243,800 of our ordinary shares. Of these 243,800 ordinary shares, we issued 78,016 shares to each of Messrs. Franceschini, Frémy and Dumortier, and 4,876 shares to each of Messrs. Charrat and Enguent.

          In addition to the foregoing consideration, in connection with the transaction, we also issued warrants to purchase up to 180,000 of our ordinary shares, which we may refer to in this document as “warrant shares.” Of these warrants, we issued warrants to purchase 82,000 ordinary shares to each of Messrs. Franceschini and Frémy, and warrants to purchase up to 16,000 ordinary shares to Mr. Anthony Portier. The warrants, which have a nominal exercise price of NIS 0.10 per share, become exercisable in full on May 11, 2007, and have a term of four years. However, each of the warrant holders has made a “lock-up undertaking” to us, pursuant to which the warrant holders have agreed that one quarter of the warrants and the warrant shares becomes freely transferable commencing on May 11, 2007, and the remaining warrants and warrant shares become freely transferable in three equal annual installments thereafter (with all of the warrants and warrant shares becoming freely transferable, in full, on May 11, 2010). In the event that the warrant holder’s engagement or service with OTI or its subsidiaries is terminated, for whatever reason, all of the holder’s warrant shares that are free from the lock-up undertaking discussed above will be exercisable within 60 days from such termination, and the balance of the portion of the warrants not previously exercised will become void and of no value; provided, that if such termination is due to the holders’ death or Disability (as defined in the warrant), the warrant shares that are then free from the lock-up undertaking may be exercised within three months from the date of death or Disability. In addition, if a warrant holder becomes aware of any event that could reasonably constitute a violation of any of the representations, warranties, commitments or other provisions contained in the share contribution agreement and could justify an indemnification claim under the terms of the share contribution agreement, all the warrant shares held by the warrant holder at that time will be subject, in full, to the lock-up undertaking, even if those shares should otherwise be released from the lock-up undertaking pursuant to the other provisions summarized above. Such warrant shares will be released from such lock-up undertaking if so agreed by the company, or if the company is so ordered pursuant to binding arbitration, as specified in the share contribution agreement, or by any other binding judicial decision. The warrants are subject to adjustment for stock dividends, share splits, reclassifications and other similar events.

          Pursuant to the share contribution agreement under which the ordinary shares and the warrants described above were issued, we have agreed to register under the Securities Act of 1933, as amended, or the "Securities Act," the resale of the ordinary shares, and the ordinary shares issuable upon exercise of the warrants, issued to the former InSeal shareholders. This prospectus forms a part of the registration statement that is being filed to satisfy our obligations under the agreement.

          InSeal is a Marseille, France-based company that provides contactless applications to a variety of customers in the payments market. InSeal’s JayCOS® is currently in use in contactless payments programs in the United States.

          In connection with the InSeal transaction, Andrew Garrett, Inc., or “AGI,” provided us with certain financial advisory and other related services. In consideration for providing these services, upon the consummation of the InSeal transaction, we issued to AGI and two of its affiliates, as a “consulting fee,” an aggregate of 10,000 ordinary shares. In addition, Zysman Aharoni Gayer & Co. Law Offices, or “Zysman,” acted as our Israeli counsel in connection with the InSeal transaction. In consideration for providing these services, among other things, upon the consummation of the InSeal transaction we issued to Zysman warrants to purchase 30,000 of our ordinary shares. These warrants are not evidenced by any written instruments.

          We have agreed to register under the Securities Act the resale of the ordinary shares issued to AGI and the ordinary shares issuable upon exercise of the warrants issued to Zysman. This prospectus forms a part of the registration statement that is being filed to satisfy these obligations.

The InterCard Transaction

          Pursuant to an agreement dated as of February 14, 2006, as amended, by and among OTI, InterCard Systemelectronic GmbH or “InterCard,” our wholly-owned German subsidiary, and Queisser GmbH, as general contractor, we issued to Queisser an aggregate of 200,000 of our ordinary shares as consideration for its performance as general contractor under the agreement. The agreement was entered into in connection with our construction of a new building facility in Germany with production and assembly halls, manufacturing line equipment and offices.

          Pursuant to the InterCard agreement, we have agreed to register under the Securities Act the resale of the ordinary shares that we issued to Queisser. This prospectus forms a part of the registration statement that is being filed to satisfy our obligations under the agreement.

The Easy Park Transaction

          Pursuant to an agreement dated as of July 10, 2006 by and among OTI, Easy Park Ltd., or “Easy Park,” one of our majority-owned Israeli subsidiaries, and Mr. Avner Simchai, we acquired from Mr. Simhai 2,595 ordinary shares, par value NIS 0.01 per share, of Easy Park for an aggregate consideration of 12,000 of our ordinary shares. Prior to the transaction, OTI owned approximately 93% of the outstanding ordinary shares of Easy Park, and following the transaction, OTI owned approximately 94% of the outstanding ordinary shares of Easy Park.

          Pursuant to the Easy Park agreement, we have agreed to register under the Securities Act the resale of the ordinary shares that we issued to Mr. Simhai. This prospectus forms a part of the registration statement that is being filed to satisfy our obligations under the agreement.

Transactions with the Company's Service Providers

          In consideration for various services provided to us, we have issued 3,000 of our ordinary shares to C.E. RAL Ltd. and 4,000 of our ordinary shares to PMH Group, Inc. In addition, we have agreed to register under the Securities Act the resale of the ordinary shares that we issued to these service providers. This prospectus forms a part of the registration statement that is being filed to satisfy these obligations.

Recent Developments

          On May 30, 2006, we announced our consolidated financial results for the first quarter ended March 31, 2006. This announcement was included in a Form 6-K which we filed with the U.S. Securities and Exchange Commission, or the “SEC,” on May 30, 2006, which is incorporated herein by reference.

          On June 6, 2006, we announced that we were awarded a contract for supplying Calypso compliant contactless smart cards for payment in public transportation in Israel. The contract was awarded by the Ministry of Transportation of the State of Israel and managed by Adalya Economic Consulting Ltd., a private economic consulting firm.

Risk Factors

          This offering involves a high degree of risk. You should carefully consider the risks discussed in detail under the section captioned “Risk Factors” and elsewhere in this prospectus. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

THE OFFERING AND LISTING

Aggregate number of ordinary shares offered by the Selling Shareholders pursuant to this prospectus	682,800 shares, including ordinary shares issuable upon exercise of warrants. See the section captioned “Selling Shareholders.”

Aggregate number of ordinary shares issuable upon exercise of warrants offered by the Selling Shareholders	210,000 shares. See the section captioned “Selling Shareholders.”

Ordinary shares to be outstanding after this Offering

15,705,312 shares, excluding the ordinary shares issuable as of the date of this prospectus upon exercise of options and warrants, but including ordinary shares issuable upon exercise of the warrants described in this prospectus. We currently have outstanding options to acquire 970,948 ordinary shares, 804,428 of which are currently exercisable, and warrants to acquire 2,373,273 ordinary shares (including ordinary shares issuable upon exercise of the warrants described in this prospectus), all of which are currently exercisable (excluding the ordinary shares issuable upon exercise of the warrants described in this prospectus).

Use of proceeds

We will receive no cash proceeds from the sales of ordinary shares described in this prospectus. If the warrants are exercised in full, we would realize proceeds before expenses in the amount of $4,200. The net cash proceeds of the exercise of the warrants will be used for working capital and general corporate purposes.

Nasdaq National Market symbol	OTIV

          The share numbers set forth above and, unless otherwise noted, throughout this prospectus give effect to our 10-for-1 reverse share split, which was effective as of June 17, 2002.

          The warrants we issued in connection with the InSeal transaction to purchase up to 180,000 of our ordinary shares have a nominal exercise price of NIS 0.10 per share, become exercisable in four equal annual installments commencing on May 11, 2007, and have a term of ten years. The warrants are subject to (i) adjustment for stock dividends, share splits, reclassifications and other similar events, and (ii) anti-dilution adjustment.

          The warrants we issued to our Israeli counsel, Zysman Aharoni Gayer & Co. Law Offices, have a nominal exercise price of NIS 0.10 per share and are immediately exercisable.

CORPORATE INFORMATION

          We were incorporated in the State of Israel in February 1990. The address of our registered and principal executive office is Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000, and our telephone number is (011) 972-4-686-8000. Our Internet website address is www.otiglobal.com. The information on our web site does not constitute part of this prospectus.

          We have registered trademarks in the United States, the European Community and Israel for “OTI” and “OTI INSIGHT.” “SCIENCE – NON FICTION” is a registered European Community Trade Mark and is registered in Israel and in the United States. “EASYPARK” is a registered trademark in the United States, Canada, Singapore and Israel. We are also using other, less material registered trademarks and unregistered trademarks and trade names. All other registered trademarks appearing in this prospectus are owned by their respective holders.

ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, the selling shareholders may offer up to a total of 682,800ordinary shares, from time to time, in one or more offerings in any manner described under the section in this prospectus entitled “Plan of Distribution.”

          Unless the context otherwise requires, all references in this prospectus to “we,” “our,” “our company,” “us” and the “company” refer to On Track Innovations Ltd. and its subsidiaries, unless otherwise indicated. References to “On Track Innovations” or “OTI” refer to On Track Innovations Ltd.

          All references in this prospectus to “ordinary shares” refer to OTI’s ordinary shares, par value NIS 0.10 per share.

          All references to “New Israeli Shekels” or “NIS” are to the lawful currency of Israel.

          All references to “euros,” “EUR” or “€” are to the lawful currency of the European Union.

          All references to “dollars” or “$” are to the lawful currency of the United States.

RISK FACTORS

          This offering involves a high degree of risk. You should carefully consider the following risks together with the other information in this prospectus before deciding to invest in our ordinary shares. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a history of losses and expect to continue to incur full-year losses at least through 2006.

          We have incurred losses in each year since we commenced operations in 1990. We reported net losses of $11.7 million in 2001, $6.2 million in 2002, $3.6 million in 2003, $9.3 million in 2004 and $9.1 million in 2005. We expect to incur full year losses at least through 2006, as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions effected in systems that contain our products, enhance our research and development capabilities and expand our internal manufacturing capabilities.

If the market for smart cards in general, and for contactless microprocessor-based smart cards in particular, does not grow, sales of our products may not grow and may even decline.

          The success of our products depends on commercial enterprises, governmental authorities and other potential card issuers adopting contactless microprocessor-based smart card technologies. Other card technologies, such as magnetic strips or bar codes, are widely used and could be viewed by potential customers as more cost effective alternatives to our products. Additionally, potential customers in developed countries such as the United States may already have installed systems that are based on technologies different from ours and may therefore be less willing to incur the capital expenditures required to install or upgrade to a contactless microprocessor-based smart card system. As a result, we cannot assure you that there will be significant market opportunities for contactless microprocessor-based smart card products. If demand for contactless microprocessor-based smart card products such as ours does not develop or develops more slowly than we anticipate, we may have fewer opportunities for growth than we expect.

If we fail to develop new products or adapt our existing products for use in new markets, our revenue growth may be impeded and we may incur significant losses.

          To date, we have sold products incorporating our technology within a limited number of markets. We are currently developing and marketing products such as medical cards for use in hospitals and identity cards for use by governmental authorities. We are devoting significant resources to developing and marketing these and other products and adapting our existing products for use in new markets. If we fail to develop new products or adapt our existing products for new markets, we may not recoup the expenses incurred in our efforts to do so, our revenue growth may be impeded and we may incur significant losses.

We have historically derived a significant portion of our revenues from sales to systems integrators who are not the end-users of our products. We are to a certain extent dependent on the ability of these integrators to maintain their existing business and secure new business.

          In 2003, 2004 and 2005, 28%, 16% and 9%, respectively, of our revenues were derived from sales to systems integrators, who incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. Because we are one step removed from the end-users of our products, it may be more difficult for us to rectify damage to our reputation caused by systems integrators who have direct contact with end-users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within a certain area can be difficult. If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

          Unless we continue to expand our direct sales, our future success will depend upon the timing and size of future purchases by systems integrators and the success of the projects and services for which they use our products.

Our revenue growth may be impaired if we are unable to maintain our current, and establish new, strategic relationships.

          The markets for our products are usually highly specialized and require us to enter into strategic relationships in order to facilitate or accelerate our penetration into new markets. We consider a relationship to be strategic when we integrate our technology into some of the product offerings of a manufacturer or systems integrator that has a significant position in a specified market, and then we cooperate in marketing the resulting product. The termination of any of our strategic relationships or our failure to develop additional relationships in the future may limit our ability to expand the markets in which our products are deployed or to sell particular products.

One of our customers accounted for approximately 30% of our revenues in 2005. A loss of this customer or a reduction or delay in orders from this customer could harm our business.

          In 2005, one of our customers accounted for approximately 30% of our consolidated revenues. There can be no assurance that this customer will continue to use our products and services. A termination, reduction, delay or cancellation of orders from this customer, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

The terms of certain of our agreements may restrict our ability to take actions that we believe to be desirable.

          Pursuant to certain agreements we have entered into with our suppliers, distributors and joint venture partners, we have agreed to restrict ourselves in some areas of business for different time periods, ranging from several months to several years. In addition, in certain markets, we sell our products through distributors which, in general, have exclusive distribution rights in that market if specified sales quotas are met. The foregoing could have a material adverse effect on our business, operating results and financial condition if these partners do not perform in a satisfactory manner.

We face intense competition. If we are unable to compete successfully, our business prospects will be impaired.

          We face intense competition from developers of contact and contactless microprocessor-based technologies and products, developers of contactless products that use other types of technologies that are not microprocessor-based, and non-smart card technologies. We compete on the basis of a range of competitive factors including price, compatibility with the products of other manufacturers, and the ability to support new industry standards and introduce new reliable technologies. Many of our competitors, including Philips Semiconductors, a division of Philips Electronics N.V., and Infineon Technologies AG have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess. As a result, they may be able to introduce new products, respond to customer requirements and adapt to evolving industry standards more quickly than we can. In addition, we may not be able to differentiate our products sufficiently from those of our competitors.

          From time to time, we or one or more of our present or future competitors may announce new or enhanced products or technologies that have the potential to replace or shorten the life cycles of our existing products. The announcement of new or enhanced products may cause customers to delay or alter their purchasing decisions in anticipation of such products, and new products developed by our competitors may render our products obsolete or achieve greater market acceptance than our products.

          If we cannot compete successfully with our existing and future competitors, we could experience lower sales, price reductions, loss of revenues, reduced gross margins and reduced market share.

If there is a sustained increase in demand for microprocessors, availability might be limited and prices might increase.

          Our products require microprocessors. The microprocessor industry periodically experiences increased demand and limited availability due to production capacity constraints. Increased demand for, or limited availability of, microprocessors could substantially increase the cost of producing our products. Because some of our customer contracts have fixed prices, we may not be able to pass on any increases in costs to these customers, and consequently our profit margin could be reduced.

          In addition, as a result of a shortage, we may be compelled to delay shipments of our products, or devote additional resources to maintaining higher levels of microprocessor inventory. Consequently, we may experience substantial period-to-period fluctuations in our cost of revenues and, therefore, in our future results of operations.

Our products have long development cycles and we may expend significant resources in relation to a specific project without realizing any revenues.

          The development cycle for our products varies from project to project. Typically, the projects in which we are involved are complex and require that we customize our products to our customers’ needs and specifications in return for payment of a fixed amount. We then conduct evaluation, testing, implementation and acceptance procedures of the customized products with the customer. Only after successful completion of these procedures will customers place orders for our products in commercial quantities. In addition, our contracts do not typically include minimum purchase requirements. We, therefore, cannot assure you that contracts into which we enter will result in commercial sales. Our average development cycle is typically between 18 and 24 months from initial contact with a potential customer until we deliver commercial quantities to the customer and recognize significant revenues. As a result, we may expend financial, management and other resources to develop customer relationships before we recognize any revenues.

Fluctuations in our quarterly financial performance may create volatility in the market price of our shares and may make it difficult to predict our future performance.

          Our quarterly revenues and operating results have varied substantially in the past and are likely to do so in the future. These fluctuations may be driven by various factors which are beyond our control, are difficult to predict and may not meet the expectations of analysts and investors. These factors include the following:

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The size and timing of orders placed by our customers, particularly in government projects – government projects typically involve a protracted competitive procurement process and in some circumstances litigation following the award of a contract. As a result, it is difficult to predict the timing and size of orders under such contracts. For example, we started to prepare our offer for the Israeli national electronic parking system project in 1992, we were awarded the contract in May 1998 and deployment began in January 2000. We started recognizing revenues in the second half of 2000.

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The fact that our rental expenses are fixed and we may not be able to reduce these expenses in the event of a reduction in revenues in a particular quarter. In addition, our payroll expenses are relatively fixed and we would not expect to reduce our workforce due to a reduction in revenues in any particular quarter.

•	The tendency of our clients to place orders for products toward the last quarter of their financial year.

          Because of these factors, our revenues and operating results in any quarter may not be indicative of our future performance, and it may be difficult for you to evaluate our prospects.

Delays or discontinuance of the supply of components may hamper our ability to produce our products on a timely basis and cause short-term adverse effects.

          The components we use in our products, including microprocessors and cards, are supplied by third party suppliers and manufacturers. Except for Samsung Electronics Co., Ltd., currently the sole supplier of the chip that integrates our antenna interface into Samsung’s microprocessor, none of these suppliers is a sole supplier. Nevertheless, we sometimes experience short-term adverse effects due to delayed shipments that have in the past interrupted and delayed, and could in the future interrupt and delay, the supply of our products to our customers, and may result in cancellation of orders for our products. In addition, we do not generally have long term supply contracts under which our suppliers are committed to supply us with components at a fixed price. Suppliers could increase component prices significantly without warning or could discontinue the manufacture or supply of components used in our products. We may not be able to develop alternative sources for product components if and as required in the future. Even if we are able to identify alternative sources of supply, we may need to modify our products to render them compatible with other components. This may cause delays in product shipments, increase manufacturing costs and increase product prices.

          Because some of our suppliers are located in Europe and the Far East, we may experience logistical problems in our supply chain, including long lead times for receipt of products or components and shipping delays. In addition, our subcontractors located in Israel and the Far East may, on occasion, feel the impact of potential economic or political instability in their regions, which could affect their ability to supply us with components for our products in a timely manner.

If we fail to hire, train and retain qualified research and development personnel, our ability to enhance our existing products, develop new products and compete successfully may be materially and adversely affected.

          Our success depends in part on our ability to hire, train and retain qualified research and development personnel. Individuals who have expertise in research and development in our industry are scarce. Competition for such personnel in the electronics industry is intense, particularly in Israel. Consequently, hiring, training and retaining such personnel is both time consuming and expensive. In addition, it may be difficult to attract qualified personnel to Rosh Pina, which is in the North of Israel. If we fail to hire, train and retain employees with skills in research and development, we may not be able to enhance our existing products or develop new products.

Our ability to compete depends on our continuing right to use, and our ability to protect, our intellectual property rights.

          Our success and ability to compete depend in large part on using our intellectual property and proprietary rights to protect our technology and products. We rely on a combination of patent, trademark, design, copyright and trade secret law, as well as confidentiality agreements and other contractual relationships with our employees, customers, affiliates, distributors and others. While substantially all of our employees are subject to non-compete agreements, these agreements may be difficult to enforce as a result of Israeli law limiting the scope of employee non-competition undertakings.

          We currently have patents registered in the United States, Israel and other countries covering some of our technology, and have pending applications in the United States, Europe, the Far East, Israel and elsewhere which have not yet resulted in granted patents. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or that the scope of our existing patents, or any future patents that are issued to us, will provide us with adequate protection for our technology and products. Others may challenge our patents or registered trademarks. We do not know whether any of them will be upheld as valid or will be enforceable against alleged infringers. Thus we do not know whether they will enable us to prevent or hinder the development of competing products or technologies. Moreover, patents provide legal protection only in the countries where they are registered and the extent of the protection granted by patents varies from country to country.

          The measures we have taken to protect our technology and products may not be sufficient to prevent their misappropriation by third parties or independent development by others of similar technologies or products. Competitors may also develop competing technology by designing around our patents and thereafter manufacturing and selling products that compete directly with ours.

          In order to protect our technology and products and enforce our patents and other proprietary rights, we may need to initiate, prosecute or defend litigation and other proceedings before courts and patent and trademark offices in numerous countries. These legal and administrative proceedings could be expensive and could occupy significant management time and resources.

Our products may infringe the intellectual property rights of others.

          It is not always possible to know with certainty whether or not the manufacture and sale of our products does or will infringe patents or other intellectual property rights owned by third parties. For example, patent applications may be pending at any time which, if granted, cover products that we developed or are developing. In certain jurisdictions, the subject matter of patents is not published until the patents are issued. Third parties may from time to time claim that our products infringe their patent or other intellectual property rights. In addition, if third parties claim that our customers are violating their intellectual property rights, our customers may seek indemnification from us (which could be costly), or may terminate their relationships with us. Our products depend on operating systems licensed to us and we may also be subject to claims by third parties that our use of these operating systems infringes their intellectual property rights. Any intellectual property claim could involve time-consuming and disruptive litigation that, if determined adversely to us, could prevent us from making or selling our products, subject us to substantial monetary damages or require us to seek licenses.

          Intellectual property rights litigation is complex and costly, and we cannot be sure of the outcome of any litigation. Even if we prevail, the cost of litigation could harm our results of operations. In addition, litigation is time consuming and could divert our management’s attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products and solutions, expend significant resources to develop non-infringing technology or obtain licenses on unfavorable terms. Licenses may not be available to us on acceptable terms or at all. In addition, some licenses are non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or cannot design around any third party patents or otherwise avoid infringements, we may be unable to sell some of our products.

The loss of the services of our Chairman, President and Chief Executive Officer, Oded Bashan, could seriously harm our business.

          Our success depends, in part, on the continued service of Oded Bashan, our Chairman, President and Chief Executive Officer. Mr. Bashan is one of our founders and has developed our business and technology strategy since our inception. The loss of services of Mr. Bashan could disrupt our operations and harm our business.

In the past six years, we have acquired several companies or groups of companies and we intend to continue to pursue strategic acquisitions in the future. The failure to successfully integrate acquired companies and businesses or to acquire new companies and businesses may harm our financial performance and growth.

          In the past six years we have acquired:

•	the SoftChip group, an Israeli designer of microprocessors and operating systems for smart cards;

•	InterCard, a German company that provides OEM and electronics manufacturing services;

•	ASEC Spolka Akcyjna, or “ASEC,” a Polish company that develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies;

•	71.5% of e-Pilot, a Hong Kong-based company that develops, manufactures and markets smart card inlays for smart cards and other products;

•

Pioneer Oriental International, Ltd., or “POI,” an engineering company that develops and manufactures machinery used to create smart cards inlays for smart cards and other products, and that also manufactures contact and contactless smart cards themselves and inlay for contact and contactless smart cards;

•	substantially all of the assets of Pioneer Oriental Engineering Ltd., or “POE,” relating to the design and manufacture of machinery for the manufacture of smart cards; and

•	InSeal, a French company providing an operating system for contactless applications to a variety of customers in the payments market.

We paid for all seven of these acquisitions through the issuance of our ordinary shares. These and future acquisitions could result in:

•	difficulties in integrating our operations, technologies, products and services with those of the acquired companies;

•	difficulty in integrating operations that are spread across significant geographic distances;

•	diversion of our capital and our management’s attention away from other business issues;

•	potential loss of key employees and customers of companies we acquire;

•	increased liabilities as a result of liabilities of the companies we acquire; and

•	dilution of shareholdings in the event we acquire companies in exchange for our shares.

          We may not successfully integrate any technologies, manufacturing facilities or distribution channels that we have or may acquire and we cannot assure you that any of our recent acquisitions will be successful. In addition, if we do not acquire new companies and businesses in the future, our business may not grow as expected. If any of our recent or future acquisitions are not successful, our financial performance and business may be adversely affected.

We are susceptible to changes in international markets and difficulties with international operations could harm our business.

          Since 2001, we have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	Americas	Israel

2001	6	72	10	9	3
2002	13	67	3	12	5
2003	15	66	1	10	8
2004	11	65	6	11	7
2005	11	26	15	39	9

          Our ability to maintain our position in existing markets and to penetrate new, regional and local markets, is dependent, in part, on the stability of regional and local economies. Our regional sales may continue to fluctuate widely and may be adversely impacted by future political or economic instability in these or other foreign countries or regions.

          In addition, there are inherent risks in these international operations which include:

•	changes in regulatory requirements and communications standards;

•	required licenses, tariffs and other trade barriers;

•	difficulties in enforcing intellectual property rights across, or having to litigate disputes in, various jurisdictions;

•	difficulties in staffing and managing international operations;

•	potentially adverse tax consequences; and

•	the burden of complying with a wide variety of complex laws and treaties in various jurisdictions.

          If we are unable to manage the risks associated with our focus on international sales, our business may be harmed.

Because we report in dollars while a portion of our revenues and expenses is incurred in other currencies, currency fluctuations could adversely affect our results of operations.

          Our functional and reporting currency is the U.S. dollar. We generate a significant portion of our revenues in U.S. dollars but we incur a large portion of our expenses in other currencies, principally some employees’ salaries in New Israeli Shekels, and the majority of the expenses of our German and Polish subsidiaries, InterCard and ASEC, in euros and of our subsidiaries POI and e-Pilot in Chinese Yuan Renminbi. To the extent that we and our subsidiaries based in Israel, Europe and the Far East conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities, are not necessarily accounted for in the same currency. We are, therefore, exposed to foreign exchange rate fluctuations. These fluctuations may negatively affect our results of operations. Our operations could also be adversely affected if we are unable to limit our exposure to currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. dollar against the New Israeli Shekel or other currencies.

          However, these measures may not adequately protect us from material adverse effects resulting from currency fluctuations. In addition, if we wish to maintain the dollar-denominated value of sales made in other currencies, any devaluation of the other currencies relative to the U.S. dollar would require us to increase our other currency denominated sales price. That could cause our customers to cancel or decrease orders.

We may have to adapt our products in order to integrate them into our customers’ systems or if new government regulations or industry standards are adopted or current regulations or standards are changed.

          Some of our products are subject to government regulation in the countries in which they are used. For example, card readers that are used in the United States and in Europe require certification of compliance with regulations of the U.S. Federal Communications Commission and the European Telecommunications Standards Institute, respectively, regarding emission limits of radio frequency devices. In addition, governmental certification for the systems into which our products are integrated may be required. The International Standards Organization is in the process of approving industry standards regulating the transfer of data between contactless smart cards and a reader. If there is a change in government regulations or industry standards, we may have to make significant modifications to our products and, as a result, could incur significant costs and may be unable to deploy our products in a timely manner.

          In addition, prior to purchasing our products, some customers may require us to receive or obtain a third party certification, or occasionally certify ourselves, that our products can be integrated successfully into their systems or comply with applicable regulations. Receipt of third party certifications may not occur in a timely manner or at all. In some cases, in order for our products, or for the system into which they are integrated, to be certified, we may have to make significant product modifications. Failure to receive third party certifications could render us unable to deploy our products in a timely manner or at all.

Our products may contain defects that are only discovered after the products have been deployed. This could harm our reputation, result in loss of customers and revenues and subject us to product liability claims.

          Our products are highly technical and deployed as part of large and complex projects. Because of the nature of our products, they can only be fully tested when fully deployed. For example, the testing of our parking payment product required the distribution of sample parking payment cards to drivers, installation of electronic kiosks at which a card holder can increase the balance on his or her card, linking of kiosks to financial and parking databases, collection of data through handheld terminals, processing of data that is collected by the system, compilation of reports and clearing of parking transactions. Any defects in our products could result in:

•	harm to our reputation;

•	loss of, or delay in, revenues;

•	loss of customers and market share;

•	failure to attract new customers or achieve market acceptance for our products; and

•	unexpected expenses to remedy errors.

          In addition, we could be exposed to potential product liability claims. While we currently maintain product liability insurance, we cannot assure you that this insurance will be sufficient to cover any successful product liability claim. Any product liability claim could result in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements. Any product liability claim in excess of our insurance coverage would have to be paid out of our cash reserves. Furthermore, the assertion of product liability claims, regardless of the merits underlying the claim, could result in substantial costs to us, divert management’s attention away from our operations and damage our reputation.

Terrorist attacks may have a material adverse effect on our operating results.

          Terrorist attacks and other acts of violence or war may affect the financial markets on which our ordinary shares trade, the markets in which we operate, our operations and profitability and your investment. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and/or expensive and ultimately affect the results of our operations.

Risks Related to Our Ordinary Shares

Our share price has fluctuated in the past and may continue to fluctuate in the future.

          The market price of our ordinary shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our ordinary shares may be significantly affected by factors such as the announcements of new products or product enhancements by us or our competitors, technological innovations by us or our competitors or quarterly variations in our results of operations. In addition, any statements or changes in estimates by analysts covering our shares or relating to the smart card industry could result in an immediate effect, that may be adverse to the market price of our shares.

          Trading in shares of companies listed on the Nasdaq National Market in general and trading in shares of technology companies in particular has been subject to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These factors may depress the market price of our ordinary shares, regardless of our actual operating performance.

          Securities litigation has also often been brought against companies following periods of volatility in the market price of its securities. In the future, we may be the target of similar litigation that could result in substantial costs and diversion of our management’s attention and resources.

Our share price could be adversely affected by future sales of our ordinary shares.

          As of July 10, 2006, we have outstanding 15,705,312 ordinary shares, warrants to purchase 2,373,273 additional ordinary shares at a weighted average exercise price of $12.81 per share and options to purchase 970,948 additional ordinary shares at a weighted average exercise price of $7.42 per share, which includes the 682,800 ordinary shares (including 210,000 ordinary shares issuable upon the exercise of warrants) which we are registering for resale in this prospectus. During 2005, we filed registration statements registering the resale of a total of 5,926,467 ordinary shares, including ordinary shares issuable upon exercise of options and warrants. We may in the future sell or issue additional ordinary shares. The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur, including sales or perceived sales by our directors, officers or principal shareholders. These factors could also make it more difficult to raise additional funds through future offerings of our ordinary shares or other securities.

If our ordinary shares are ever considered a penny stock, any investment in our ordinary shares will be considered a high-risk investment and become subject to restrictions on marketability.

          If the bid price of our ordinary shares falls below $5.00 and we fail to maintain our Nasdaq listing, our ordinary shares may be deemed to be “penny stock” for purposes of the Securities Exchange Act of 1934, as amended, or the "Exchange Act." The bid price of our ordinary shares as of July 20, 2006 was $10.83, but was less than $5.00 from February 26, 2003 until October 22, 2003. We continue to maintain our Nasdaq listing. Brokers effecting transactions in a penny stock are subject to additional customer disclosure and record keeping obligations. The additional obligations include disclosure of the risks associated with low price stocks, stock quote information and broker compensation. In addition, brokers making transactions in penny stocks are subject to additional sales practice requirements under the Exchange Act. These additional requirements include making inquiries into the suitability of penny stock investments for each customer or obtaining the prior written agreement of the customer for the penny stock purchase. Because of these additional obligations, some brokers will not effect transactions in penny stocks. If our shares are deemed a “penny stock” in the future, this designation could have an adverse effect on the liquidity of our ordinary shares and your ability to sell our ordinary shares.

Our shareholders could experience dilution of their ownership interest by reason of our issuing more shares that are purchased by third parties.

          Under Israeli law, shareholders in public companies do not have preemptive rights. This means that our shareholders do not have the legal right to purchase shares in a new issue before they are offered to third parties. In addition, our board of directors may approve the issuance of shares in many instances without shareholders’ approval. As a result, our shareholders could experience dilution of their ownership interest by reason of our raising additional funds through the issuance of more shares that are purchased by third parties. The weighted average price per share at which we sold shares during 2004 and during 2005 was $11.64 and $11.62, respectively. In addition to the acquisition transactions described under the section captioned “Prospectus Summary–The Transactions,” we may continue to acquire companies or businesses in exchange for our shares, resulting in dilution of your shareholding.

We do not anticipate paying cash dividends in the foreseeable future.

          We have never declared or paid cash dividends and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain all future earnings to fund the development of our business. In addition, if we would receive benefits under Israeli law for our “Approved Enterprises,” payment of a cash dividend may create additional tax liabilities for us.

Our concentration of voting power will limit your ability to influence or control corporate actions.

          Oded Bashan currently has the right to vote approximately 19.6% of our outstanding shares by reason of his ownership of 813,171 of our outstanding shares, and his holding proxies to vote 2,228,545 additional ordinary shares that are owned by other shareholders (he holds proxies to vote 1,771,217 of these ordinary shares as chairman of our board; however, our board of directors may designate someone else to hold these proxies). Mr. Bashan therefore has substantial voting power in comparison to our other shareholders and, accordingly, his vote in our shareholders’ meetings may influence the outcome of such meetings.

We have not yet evaluated our internal control over financial reporting in compliance with the Sarbanes-Oxley Act.

          We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 by no later than the end of our 2006 fiscal year, or December 31, 2006. We have begun the process of determining whether our existing internal controls over financial reporting systems are in compliance with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as higher consulting fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent registered public accounting firm.

Following the implementation of SFAS No. 123R, we are required to record a compensation expense in connection with share-based compensation and, as a result, our profitability may be reduced significantly.

          On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised in 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized as a compensation expense based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted this standard in prior periods, however, we would have recorded a material amount as compensation expense, which would have had a material adverse effect on our results of operations. The adoption of this standard could have a significant adverse impact on our results of operations, although we do not expect it will have any impact on our overall financial position. In addition, if as a result of SFAS No. 123(R) we would stop or limit the use of stock options as an incentive and retention tool, it could have an adverse effect on our ability to recruit and retain employees.

Risks Related to Israel

Conditions in Israel may harm our ability to produce and sell our products and services and may adversely affect our share price.

          We are incorporated under the laws of the State of Israel, our principal executive offices and research and development facilities, as well as some of our suppliers, are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts remains uncertain. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinian Authority and a significant increase in violence, primarily in the West Bank and Gaza Strip. The ongoing violence between Israel and the Palestinians or any future armed conflicts, political instability or continued violence in the region would likely have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us. In addition, Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Furthermore, several countries still restrict business with Israel and Israeli companies, which may limit our ability to make sales in those countries. These restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations could be disrupted as a result of the obligation of key personnel to perform Israeli military service.

          Some of our executive officers and employees must perform annual military reserve duty in Israel and may be called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or other key employees due to military service. Any disruption to our operations would harm our business.

The Israeli government programs in which we currently participate, and the Israeli tax benefits we currently receive, require us to meet several conditions, and they may be terminated or reduced in the future. This could increase our costs and/or our taxes.

          We are entitled to certain tax benefits under Israeli government programs, largely as a result of the “Approved Enterprise” status granted to some of our capital investment programs by the Israeli Ministry of Industry and Trade. Taxable income derived from each program is tax exempt for a period of ten years beginning in the year in which the program first generates taxable income, up to 14 years from the date of approval or 12 years from the date of the beginning of production. Without such benefits our taxable income from such programs would be taxed at the regular corporate tax rate (31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter). To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plants and equipment, 30% of which must be from paid-in capital. We cannot assure you that we will continue to receive these tax benefits at the same rate or at all. From time to time, we submit requests for expansion of our approved enterprise programs. These requests might not be approved. The termination or reduction of these programs and tax benefits could increase our taxes and could have a material adverse effect on our business.

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions relating to our business

          We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, for research and development programs that meet specified criteria. We are obligated to pay royalties with respect to the grants received. In addition, the terms of the OCS grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon OCS grants. Pursuant to the Israeli Encouragement of Research and Development in the Industry Law, we and any non-Israeli who becomes a holder of five percent or more of our share capital are generally required to notify the OCS and such non Israeli shareholder is required to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities law claims in Israel.

          We are incorporated in Israel. Most of our executive officers and directors are non residents of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

          Israeli Companies Law regulates acquisitions of shares through tender offers, requires special approvals for transactions involving shareholders holding five percent or more of the company’s capital, and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This document, including the documents incorporated by reference herein, contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. For example, statements in the future tense, and statements including words such as “anticipate,” “expect,” “plan,” “intend,” “seek,” “estimate,” “will,” “may,” “could,” “project,” “goal,” “target,” “believe” and similar expressions are forward-looking statements. These statements are based on information available to us at the time of the preparation of this document or the documents incorporated by reference herein. We assume no obligation to update any of these statements to the extent that we are not so required under applicable law. The statements contained in, or incorporated by reference into, this document are not guarantees of future performance, and actual results could differ materially from our current expectations as a result of numerous factors, including the risk factors described in “Risk Factors” in this document and other factors discussed elsewhere in this document and in our Annual Reports on Form 20-F and our Reports on Form 6-K, which are available at the SEC’s Internet website at www.sec.gov.

CAPITALIZATION

          The following table sets forth our capitalization and indebtedness as of March 31, 2006 (in thousands), on an actual basis and as adjusted to give effect to the issuance of the 210,000 ordinary shares underlying the warrants described in this prospectus at an exercise price of NIS 0.10 per share. You should read this table in conjunction with the section captioned “Selling Shareholders,” our consolidated financial statements and the related notes incorporated by reference into this prospectus.

	March 31, 2006 (unaudited)
	Actual	As Adjusted
Current portion of long-term loans	$322	$322
Long-term loans (excluding current portion)	1,529	1,529
Total shareholders’ equity	71,339	71,344

Total capitalization	$73,190	$73,195

REASONS FOR THE OFFER AND USE OF PROCEEDS

          We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders.

          If the warrants are exercised in full, we would realize proceeds before expenses in the amount of $4,200. The net proceeds of the exercise of the warrants will be used for working capital and general corporate purposes. We will bear the costs (other than underwriting commissions, if applicable) associated with the sales of ordinary shares.

PRICE RANGE OF OUR SHARES

          Our ordinary shares were quoted on the Neuer Markt of the Frankfurt Stock Exchange from August 31, 1999 until January 31, 2003. Beginning on January 31, 2003, our ordinary shares were listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. Following approval by our shareholders, our board of directors applied for the de-listing of our ordinary shares from the Frankfurt Stock Exchange, which was approved. The last day of trading of our ordinary shares on the Frankfurt Stock Exchange was December 20, 2005. Our shares were quoted on the Nasdaq SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the Nasdaq National Market, and our shares commenced trading on the Nasdaq National Market on December 20, 2004. Our ordinary shares continue to be listed, and to trade, on the Nasdaq National Market.

          The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in euros giving effect to the reverse split as reported on the Neuer Markt of the Frankfurt Stock Exchange. The closing prices that are indicated below commencing January 31, 2003 were as reported in the Prime Standard Market of the Frankfurt Stock Exchange. It also shows, for the periods indicated, the high and low closing prices of our ordinary shares expressed in U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on the relevant dates. See the discussion below for the exchange rates applicable during the periods set forth below. The following table also shows, for the periods indicated since November 12, 2002, the high and low closing prices of our ordinary shares in U.S. dollars as reported on the Nasdaq SmallCap Market or the Nasdaq National Market, as applicable.

	Frankfurt Stock Exchange (1)(3) per Share (€)		Frankfurt Stock Exchange (1)(3) per Share ($)		Nasdaq National Market (2) per Share $
Calendar Period	High	Low	High	Low	High	Low

Annual
2001	77.5	8.5	73.1	7.4	–	–
2002	14.5	3.5	12.8	3.5	8.10	4.65
2003	9.7	3.0	12.1	3.3	13.80	3.20
2004	11.5	5.3	14.5	6.5	14.74	6.46
2005	13.0	8.0	16.1	10.4	13.80	10.30

Fiscal Quarters
2004
First quarter	11.5	5.9	14.5	7.2	14.74	7.76
Second quarter	11.0	7.2	13.1	8.7	12.65	8.80
Third quarter	7.7	5.3	9.3	6.5	9.50	6.46
Fourth quarter	9.6	5.3	13.0	6.7	13.35	6.50
2005
First quarter	11.0	8.0	14.6	10.5	14.64	10.30
Second quarter	11.5	8.4	14.9	10.4	15.35	10.95
Third quarter	13.0	9.1	16.1	11.1	15.27	11.15
Fourth quarter	11.5	9.6	13.6	11.4	13.80	11.62
2006
First Quarter	–	–	–	–	17.23	12.55
Second Quarter	–	–	–	–	13.55	9.01

Most Recent Six Months
January 2006	–	–	–	–	16.23	13.30
February 2006	–	–	–	–	17.23	14.75
March 2006	–	–	–	–	15.37	12.55
April 2006	–	–	–	–	13.55	12.70
May 2006	–	–	–	–	13.17	10.25
June 2006	–	–	–	–	11.67	9.99
July 2006 (through July 20, 2006)	–	–	–	–	11.78	10.20

(1)

Our shares were quoted on the Neuer Markt of the Frankfurt Stock Exchange from August 31, 1999 until January 31, 2003. From January 31, 2003 until December 20, 2005, our ordinary shares were listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. To the extent required, share prices are adjusted to give effect to our 10-for-1 reverse share split effective as of June 17, 2002.

(2)

Our ordinary shares were quoted on the Nasdaq SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the Nasdaq National Market, and our ordinary shares commenced trading on the Nasdaq National Market on December 20, 2004.

(3)	Through (and including) December 20, 2005.

          The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for the euro, expressed in euros per dollar:

	Average Rate(1)	High	Low	Period- End Rate

2001	1.1173	1.2346	1.0488	1.1235
2002	1.0578	1.1636	0.9537	0.9537
2003	0.8833	0.9652	0.7938	0.7938
2004	0.8040	0.8474	0.7339	0.7387
2005	0.8045	0.8590	0.7318	0.8452
2006 (through July 20, 2006)	0.8113	0.8489	0.7705	0.7990

(1)	The average daily noon buying rate from the Federal Reserve Bank of New York.

          On July 20, 2006, the last reported sale price of our ordinary shares on the Nasdaq National Market was $11.00 per share. According to our transfer agent, as of July 20, 2006, there were 109 holders of record of our ordinary shares.

SELLING SHAREHOLDERS

          We understand that the selling shareholders named below may sell the ordinary shares held by them as listed below as of the date of this prospectus. To our knowledge, except as disclosed below, none of the selling shareholders is a director, officer or consultant of the company, a holder of 10% or more of our shares, or a broker-dealer. The information provided in the table below with respect to each selling shareholder has been obtained from that selling shareholder as of July 10, 2006. For the selling shareholders that are entities, we have identified in the footnotes those individuals who have or share voting and/or investment control over each such selling shareholder. The number of ordinary shares and the number of ordinary shares underlying warrants to be offered by the selling shareholders are represented in separate columns. Because the selling shareholders may sell all, some or none of the ordinary shares beneficially owned by them, we can estimate neither the number or the percentage of ordinary shares that will be beneficially owned by the selling shareholders following this offering. See the section captioned “Plan of Distribution.” However, the table assumes that all ordinary shares being offered under this prospectus are ultimately sold in the offering. We believe that the selling shareholders have sole voting and investment power over their ordinary shares, except as indicated below. The ordinary shares covered by this prospectus shall be deemed to include ordinary shares offered by any pledgee, donee, transferee or other successor-in-interest of the selling shareholder, provided that this prospectus will be amended or supplemented if required by applicable law.

          Certain of the ordinary shares being offered by the selling shareholders are issuable upon the exercise of warrants. For additional information regarding the warrants, see the section captioned “Prospectus Summary–The Transactions–The InSeal Transaction.” We are registering the ordinary shares in order to permit the selling shareholders to offer the shares for resale from time to time. Except as indicated in the table below, the selling shareholders have not had any material relationships with us within the past three years.

Name of Beneficial Owner	Relationship with Us Within Past Three Years				Ordinary Shares Being Offered	Ordinary Shares Being Offered Underlying Warrants
		Ordinary Shares Beneficially Owned Prior to Offering (a)						Ordinary Shares Beneficially Owned After Offering

		Number		Percent				Number (b)	Percent (c)

Queisser GmbH(1) Erligheimer Str. 13 74357 Bönnigheim Germany	General contractor	200,000		1.29%	200,000	0		0	–

Mr. Fabien Franceschini 41 rue de Lappe 75011 Paris, France	Party to InSeal-OTI transaction	78,016		*	78,016	82,000	(2)	0	–

Mr. Philippe Frémy 194 rue Legendre 75017 Paris, France	Party to InSeal-OTI transaction	78,016		*	78,016	82,000	(3)	0	–

Mr. Gilles Dumortier 10-12 rue Massena 92500 Rueil Malmaison France	Party to InSeal-OTI transaction	78,016		*	78,016	0		0	–

Zysman Aharoni
Gayer & Co. Law Offices(4) 52A Hayarkon St. Tel-Aviv 63432 Israel	Israeli counsel	30,000	(5)	*	0	30,000	(5)	0	–

Mr. Anthony Portier c/o InSeal SAS 9 bld du Grand Camp 13016 Marseille, France	Party to InSeal-OTI transaction	0		–	0	16,000	(6)	0	–

Name of Beneficial Owner	Relationship with Us Within Past Three Years				Ordinary Shares Being Offered	Ordinary Shares Being Offered Underlying Warrants
		Ordinary Shares Beneficially Owned Prior to Offering (a)					Ordinary Shares Beneficially Owned After Offering

		Number		Percent			Number (b)	Percent (c)

Mr. Avner Simchai Kibbutz Hagoshrim Upper Galilee 12225 Israel	Party to Easy Park transaction	12,000		*	12,000	0	0	–

Andrew Garrett, Inc.(7) 52 Vanderbilt Ave. 20th Floor, Suite 406 New York, NY 10017	Financial advisor / consultant	5,000		*	5,000	0	0	–

Mr. Bruno Charrat 405 avenue des Siffleurs 13090 Aix en Provence France	Party to InSeal-OTI transaction	4,876		*	4,876	0	0	–

Mr. Jean-Pierre Enguent boulevard de la Thumine Residence Le Gardanon bat. G. 13090 Aix en Provence France	Party to InSeal-OTI transaction	4,876		*	4,876	0	0	–

Mr. Aharon Orlansky 201 East 62nd Street Apt. 10A New York, NY 10021	Financial advisor / consultant	100,062	(8)	*	4,500	0	95,562	*

PMH Group, Inc.(9) 305 West End Ave. Suite 1514 New York, NY 10023	Service provider (investor relations)	4,000		*	4,000	0	0	–

C.E. RAL Ltd.(10) Ain Ayala Street 79 Carmel Beach 30825 Israel	Consultant	3,000		*	3,000	0	0	–

Mr. Jordan D. Cooper 140 East 28th Street Apt. 9A New York, NY 10016	Financial advisor / consultant	6,259	(11)	*	500	0	5,759	*

*	Indicates less than 1%.

(a)

Except as otherwise noted, and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by that person or entity. Shares beneficially owned include shares that may be acquired pursuant to options and warrants exercisable within 60 days of the date of this prospectus.

(b)	Assuming the sale of all ordinary shares registered for the account of the selling shareholder. The selling shareholder may sell all, some or no portion of the ordinary shares registered hereunder.

(c)

Based on 15,495,312 ordinary shares outstanding as of July 10, 2006. Ordinary shares deemed to be beneficially owned by virtue of the right of any person to acquire these shares within 60 days of the date of this prospectus are treated as outstanding only for purposes of determining the percent owned by such person.

(1)	Mr. Martin Queisser has voting and/or investment control over this selling shareholder.

(2)	Consists of 82,000 ordinary shares underlying warrants exercisable in full on May 11, 2007 with an exercise price of NIS 0.10 per share.

(3)	Consists of 82,000 ordinary shares underlying warrants exercisable in full on May 11, 2007 with an exercise price of NIS 0.10 per share.

(4)	Messrs. Shmuel Zysman, Erez Aharoni and Joseph Gayer have voting and/or investment control over this selling shareholder.

(5)	Consists of 30,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of NIS 0.10 per share.

(6)	Consists of 16,000 ordinary shares underlying warrants exercisable in full on May 11, 2007 with an exercise price of NIS 0.10 per share.

(7)	Mr. Andrew Sycoff has voting and/or investment control over this selling shareholder.

(8)

Consists of (i) 6,300 ordinary shares, (ii) 26,233 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share that were issued as compensation for facilitating the private placement of our units issued on November 1, 2005, (iii) 2,984 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $13.97 per share, (iv) 4,545 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $3.85 per share and (v) 60,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $12.74 per share that were issued on August 17, 2005, in connection with the entering into of a financial advisory agreement between OTI and Andrew Garrett, Inc.

(9)	Mr. Paul Holm has voting and/or investment control over this selling shareholder.

(10)	Mr. David Cohen has voting and/or investment control over this selling shareholder.

(11)

Consists of (i) 500 ordinary shares and (ii) 5,759 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share that were issued as compensation for facilitating the private placement of units issued by us on November 1, 2005.

PLAN OF DISTRIBUTION

          The selling shareholders may sell their shares on the Nasdaq National Market after the registration statement, of which this prospectus forms a part, is declared effective by the SEC. Effective as of December 20, 2005, the Frankfurt Stock Exchange approved our application to de-list our shares from the Frankfurt Stock Exchange. Accordingly, the selling shareholders may now sell their shares only on the Nasdaq National Market. The selling shareholders and their successors, including their permitted transferees, pledgees or donees or their successors, may sell the ordinary shares directly to purchasers or through underwriters, broker-dealers or agents, who in each case may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

          The shares covered by this prospectus to be sold from time to time by the selling shareholders may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the ordinary shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in private transactions;

•	by pledge to secure debts and other obligations; or

•	a combination of any of the above transactions.

          The selling shareholders may sell shares either directly to purchasers, or to (or through) broker-dealers. These broker-dealers may act either as an agent of the selling shareholders or as a principal for the broker-dealer’s own account. These transactions may include transactions in which the same broker-dealer acts as an agent on both sides of the trade. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares. This compensation may be received both if the broker-dealer acts as an agent or as principal. This compensation might also exceed customary commissions.

          If any selling shareholder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through:

•	a block trade;

•	a special offering;

•	an exchange distribution or secondary distribution; or

•	a purchase by a broker or dealer,

then we will file, if required, a supplement to this prospectus under Rule 424(b) of the Securities Act. The supplement will disclose, to the extent required:

•	the names of the selling shareholders and each participating broker-dealer;

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid, or discounts or concessions allowed, to the broker-dealer(s), where applicable;

•	that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other fact material to the transaction.

          The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale or distribution of the ordinary shares may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the ordinary shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

          Under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our ordinary shares for a period of up to five business days prior to the commencement of such distribution. In addition, the selling shareholders will be subject to the applicable provisions of the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of ordinary shares by the selling shareholders or any other such persons. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

          In order to comply with the securities laws of some jurisdictions, if applicable, the ordinary shares must be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

DIVIDEND POLICY

          We have never declared or paid any cash dividends on our ordinary shares or other securities. We currently expect to retain all future earnings, if any, to finance the development of our business, and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made by our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant. In the event of a distribution of a cash dividend out of tax exempt income, we will be liable to corporate tax at a rate of 25% in respect of the amount distributed.

DESCRIPTION OF ORDINARY SHARES

          As of July 10, 2006, our authorized share capital consisted of 30,000,000 ordinary shares, nominal value NIS 0.10 per share, of which 15,495,312 were issued and outstanding, excluding shares issuable upon exercise of warrants or options.

          The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that nationals of countries which are in a state of war with Israel might not be recognized as owners of ordinary shares.

LEGAL MATTERS

          The validity of the ordinary shares offered in this offering and certain other matters in connection with this offering relating to Israeli law will be passed upon for us by Zysman Aharoni Gayer & Co. Law Offices, Tel Aviv, Israel. Kramer Levin Naftalis & Frankel LLP, New York, New York, has advised us with respect to U.S. legal matters in connection with this offering. As of the date of this prospectus, Zysman Aharoni Gayer & Co. Law Offices beneficially owns warrants to acquire 30,000 of our ordinary shares, as described herein.

EXPERTS

          The consolidated financial statements of On Track Innovations Ltd. and its subsidiaries as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 have been incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, Independent Registered Public Accounting Firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

          We are incorporated under the laws of the State of Israel. Service of process upon our directors and executive officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, will be difficult to obtain within the United States. Furthermore, because substantially all of our assets and the assets of these persons are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers or the Israeli experts named in the prospectus, will be difficult to collect outside those countries.

          We have been informed by our Israeli legal counsel, Zysman Aharoni Gayer & Co. Law Offices, that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts generally enforce a final executory judgment of a foreign court in civil matters including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•

the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the foreign court is not prohibited by law from enforcing judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his evidence;

•	the judgments and the enforcement of the civil liabilities are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

•	the obligations under the judgment are enforceable according to the laws of the State of Israel.

          We have irrevocably appointed OTI America, Inc. as our agent solely to receive service of process in any action against us in any U.S. federal court or the courts of the State of New York arising out of this offering.

          Foreign judgments enforced by Israeli courts will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date thereof, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli law prevailing at that time. Judgment creditors must bear the risk of unfavorable exchange rate movement.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed a registration statement on Form F-3, including the exhibits and schedules thereto, with the SEC under the Securities Act, and the rules and regulations thereunder, for the registration of the ordinary shares that are being offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

          We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 180 days after the end of each fiscal year, an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also furnish Reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year.

          You may read and copy any document we file with or furnish to the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F. Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings, including the registration statement by accessing the SEC’s Internet website at www.sec.gov.

          Documents may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006. In addition, documents referred to in this prospectus, in so far as they relate to us, may be inspected during normal business hours at On Track Innovations Ltd., Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The SEC allows us to “incorporate by reference” into this prospectus information we file with the SEC. This means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede information previously filed. We incorporate by reference the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on May 22, 2006 (SEC File No. 0-49877);

•	our Report on Form 6-K furnished to the SEC on May 30, 2006; and

•	the description of our ordinary shares contained in our registration statement on Form 8-A filed with the SEC on June 19, 2002.

          We also incorporate by reference all of our subsequent Annual Reports on Form 20-F filed with the SEC prior to the termination of this offering. In addition, we may incorporate by reference our future Reports on Form 6-K submitted to the SEC to the extent we state in those forms that they are being incorporated by reference into this prospectus.

          As you read the above documents, if you find inconsistencies among the documents, or between any of the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference in this prospectus.

          We will provide to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the party making the request. Requests should be directed to On Track Innovations Ltd., Z.H.R. Industrial Zone P.O. Box 32, Rosh-Pina 12000 Israel, Attention: Investor Relations. Our phone number is +011-972-4-686-8000.

EXPENSES

           We anticipate that our total expenses with respect to the registration statement of which this prospectus is a part and the offering to be made hereby will aggregate approximately $25,596, of which $596 is attributable to the SEC registration fee, approximately $15,000 is attributable to legal fees and approximately $10,000 is attributable to accounting fees.

682,800 Ordinary Shares

PROSPECTUS

July 21, 2006